

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 22, 2008

Mr. Steven Blondy
Executive Vice President and
Chief Financial Officer
1001 Winstead Drive
Cary, N.C. 27513

      RE: **R.H. Donnelley Corporation**
               Form 10-K for the year ended December 31, 2007
               Filed March 13, 2008
               File No. 1-07155

Dear Mr. Blondy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate Overview, page 35

1.   The purpose of an "Overview" section is to provide investors with an executive level introduction to the company, including company- and industry-wide matters on which management is focused, and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This discussion should provide insight into challenges, risks and opportunities of which management is aware of and discuss any actions being taken to address the same. In this regard, we note the dramatic decline on the company's stock price during 2007 and into 2007 and the "challenging economic environment that faces the [c]ompany in 2008," referenced in your compensation discussion and analysis. Please amend your Form 10-K to discuss management's analysis of the reasons behind the company's stock decline and the steps management is taking, and plans to take, to counter the decline. Also identify the economic challenges facing the company in 2008 and what steps management is taking in response.

Notes to Consolidated Financial Statements

1. Business and Presentation, page F-10

2.   We note that you reclassified certain selling and support expenses from cost of revenue to selling and support expenses. Tell us in detail to what these expenses relate and why you believe they should not be included within cost of revenue. Further, it is unclear why commissions related to the sales of advertising are not included within cost of revenues as such costs appear directly applicable to your total net revenues. Refer to Rule 5-03 of Regulation S-X.

2. Summary of Significant Accounting Policies, page F-12

Revenue Recognition, page F-12

3.   We note that you account for certain barter transactions in accordance with EITF 99-17. Disclose the amount of revenue and expense recognized from such transactions for each income statement period presented to comply with paragraph 8.

Accounts Receivable, page F-12

4.   We note that you receive the total contract value, net of commissions, from Certified Marketing Representatives on behalf of national advertisers. Tell us how you present such sales of advertising and the related commissions for these arrangements in your income statement. Citing your basis in the accounting literature, tell us why you believe your accounting and presentation are appropriate.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jorge Rivera, Attorney-Advisor, at (202) 551-3786 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel